SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ENDOCHOICE HOLDINGS, INC.

(Name of Subject Company (Issuer))

Falcon Merger Corp.

a direct wholly-owned subsidiary of

Boston Scientific Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29272U103

(CUSIP Number of Class of Securities)

Vance R. Brown

Vice President and Chief Corporate Counsel

300 Boston Scientific Way, Marlborough,

Massachusetts 01752-1234

(508) 683-4000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Julie Scallen

Steven B. Stokdyk

Latham & Watkins LLP

John Hancock Tower, 27th Floor

200 Clarendon Street

Boston, MA 02116

(617) 948-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$208,047,936.00	$24,112.76

*                          Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 26,005,992 shares of common stock, par value $0.001 per share, of EndoChoice Holdings, Inc., at a purchase price of $8.00 per share. Such number of shares consists of 26,005,992 shares of common stock issued and outstanding as of October 6, 2016.

**                   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001159 of the transaction valuation.

☒                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,112.76	Filing Party: Boston Scientific Corporation
Form or Registration No.: Schedule TO	Date Filed: October 7, 2016

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   third-party tender offer subject to Rule 14d-1.

☐                     issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2016 (together with any amendments and supplements thereto, the “Schedule TO”), which relates to the offer by Falcon Merger Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation (“BSC”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of EndoChoice Holdings, Inc., a Delaware corporation (“EndoChoice”), at a purchase price of $8.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of BSC and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to the Offer to Purchase and Schedule TO

The information set forth in the Offer to Purchase under the caption “Section 15. Certain Legal Matters—Antitrust Matters” and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following at the end of such section:

“Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger expired at 11:59 p.m., New York City time, on October 24, 2016. As a result of the expiration of the waiting period under the HSR Act applicable to the Offer and the Merger, the HSR Condition to the Offer has been satisfied.

The Offer remains subject to the remaining conditions to the Offer set forth in Section 14—“Conditions of the Offer” of the Offer to Purchase.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Falcon Merger Corp.

By:	/s/ Vance R. Brown
	Name:	Vance R. Brown
	Title:	Vice President and Secretary

Boston Scientific Corporation

By:	/s/ Vance R. Brown
	Name:	Vance R. Brown
	Title:	Vice President and Chief Corporate Counsel

Date: October 26, 2016

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INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of October 7, 2016*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*
(a)(1)(F)	Joint Press Release issued by EndoChoice and BSC dated September 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BSC with the SEC on September 27, 2016)
(a)(1)(G)	Summary Advertisement published on October 7, 2016*
(a)(1)(H)	Press Release issued by BSC, dated October 7, 2016*
(d)(1)

Agreement and Plan of Merger, dated as of September 27, 2016, by and among BSC, the Purchaser and EndoChoice (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EndoChoice with the SEC on September 27, 2016)

(d)(2)

Form of Tender and Support Agreement(s), dated as of September 27, 2016, which were entered into among BSC and the Purchaser and certain stockholders of EndoChoice (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by EndoChoice with the SEC on September 27, 2016)

(d)(3)	Confidentiality Agreement, dated as of June 6, 2016, by and between BSC and EndoChoice.*

* Previously filed

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